FINANCIAL SUMMARY



(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



                                     FY2008
                     (April 1, 2007 through March 31, 2008)






        English translation from the original Japanese-language document














                            TOYOTA MOTOR CORPORATION

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

       ------------------------------------------------------------------

     This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2008.

                     BUSINESS RESULTS AND FINANCIAL POSITION

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Summary of Consolidated Financial Results for FY2008

     (1) Financial Results

          During the first half of FY2008, the Japanese economy experienced moderate expansion driven by capital expenditures and exports. Overseas, economic conditions remained steady in the United States supported by personal consumption. The economy continued to recover in Europe overall, and Asia experienced continued robust economic growth, particularly in China. In the second half of FY2008, however, disorder in financial markets triggered by the subprime mortgage crisis and high oil prices resulted in a severe economic condition and a downturn in the world economy.

          Under these conditions, consolidated vehicle sales in Japan and overseas increased by 389 thousand units, or 4.6%, to 8,913 thousand units in FY2008 compared with FY2007 (April 1, 2006 through March 31, 2007), marking a record high. Vehicle sales in Japan in FY2008 decreased by 85 thousand units, or 3.7%, to 2,188 thousand units compared with FY2007 under the declined market in Japan compared to FY2007. However, with the efforts of dealers nationwide, market share (including Daihatsu and Hino) including mini-vehicles was 42.0%, representing a record high, and Toyota and Lexus' market share excluding mini-vehicles remained at a high level of 45.6% following FY2007. Meanwhile, overseas vehicle sales in FY2008 increased by 474 thousand units, or 7.6%, to 6,725 thousand units, compared with FY2007, because of sales expansion in every region where Toyota operates.

          As for the results of operations, net revenues increased by 2,341.2 billion yen, or 9.8%, to 26,289.2 billion yen in FY2008 compared with FY2007, and operating income increased by 31.7 billion yen, or 1.4%, to 2,270.3 billion yen in FY2008 compared with FY2007. Among the factors contributing to the increase in operating income totaling 410.0 billion yen, were the effects of marketing efforts of 290.0 billion yen and cost reduction efforts of 120.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included an increase in expenses of 378.3 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 54.7 billion yen, or 2.3%, to 2,437.2 billion yen in FY2008 compared with FY2007. Net income increased by 73.8 billion yen, or 4.5%, to 1,717.8 billion yen in FY2008 compared with FY2007.


     (2) Cash Flows

          Cash flows from operating activities resulted in an increase in cash by 2,981.6 billion yen in FY2008, mainly due to the net income of 1,717.8 billion yen. Net cash provided by operating activities decreased by 256.5 billion yen from 3,238.1 billion yen in FY2007. Cash flows from investing activities resulted in a decrease in cash by 3,874.8 billion yen in FY2008, mainly due to the additions to finance receivables of 8,647.7 billion yen. Net cash used in investing activities decreased by 60.5 billion yen from 3,814.3 billion yen in FY2007. Cash flows from financing activities resulted in an increase in cash by 706.1 billion yen in FY2008. Net cash provided by financing activities decreased by 175.6 billion yen from 881.7 billion yen in FY2007. After consideration of the effect of changes in exchange rates, cash and cash equivalents decreased by 271.8 billion yen, or 14.3%, to 1,628.5 billion yen at the end of FY2008 compared with the end of FY2007.

          Regarding the consolidated cash flows by segment for FY2008, in non-financial services business, net cash provided by operating activities was 2,420.4 billion yen, net cash used in investing activities was 1,668.8 billion yen and net cash used in financing activities was 927.8 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 798.1 billion yen, net cash used in investing activities was 2,386.9 billion yen and net cash provided by financing activities was 1,577.9 billion yen.


                                 Consolidated 1

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


2. Consolidated Financial Results for FY2008 by Segment

     (1) Segment Operating Results

         Automotive:

               Net revenues for the automotive operations increased by 2,249.3 billion yen, or 10.3%, to 24,177.3 billion yen in FY2008 compared with FY2007, and operating income increased by 133.1 billion yen, or 6.5%, to 2,171.9 billion yen in FY2008 compared with FY2007. The increase in operating income was mainly due to increases in both production volume and vehicle units sold and cost reduction efforts, partially offset by an increase in expenses.

         Financial services:

               Net revenues for the financial services operations increased by
          197.8 billion yen, or 15.2%, to 1,498.3 billion yen in FY2008 compared with FY2007, while operating income decreased by 72.0 billion yen, or 45.4%, to 86.5 billion yen in FY2008 compared with FY2007. The decrease in operating income was mainly due to an increase in valuation losses on interest rate swaps by 48.1 billion yen stated at fair value by sales finance subsidiaries in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No.138), despite a steady increase in financing volume.

         All other:

               Net revenues for all other businesses increased by 23.2 billion yen, or 1.8%, to 1,346.9 billion yen in FY2008 compared with FY2007, while operating income decreased by 6.6 billion yen, or 16.6%, to 33.0 billion yen in FY2008 compared with FY2007.


     (2) Geographic Information

         Japan:

               Net revenues in Japan increased by 500.5 billion yen, or 3.4%, to 15,315.8 billion yen in FY2008 compared with FY2007, while operating income decreased by 16.9 billion yen, or 1.2%, to 1,440.3 billion yen in FY2008 compared with FY2007. The decrease in operating income was mainly due to an increase in expenses, partially offset by an increase in production volume and vehicle exports as well as cost reduction efforts.

         North America:

               Net revenues in North America increased by 393.5 billion yen, or 4.4%, to 9,423.2 billion yen in FY2008 compared with FY2007, while operating income decreased by 144.3 billion yen, or 32.1%, to 305.3 billion yen in FY2008 compared with FY2007. The decrease in operating income was mainly due to an increase in valuation losses on interest rate swaps by 66.7 billion yen stated at fair value by sales finance subsidiaries in accordance with FAS No. 133 (as amended by several guidance including FAS No.138).

         Europe:

               Net revenues in Europe increased by 451.3 billion yen, or 12.7%, to 3,993.4 billion yen in FY2008 compared with FY2007, and operating income increased by 4.2 billion yen, or 3.0%, to 141.5 billion yen in FY2008 compared with FY2007.

         Asia:

               Net revenues in Asia increased by 895.3 billion yen, or 40.2%, to 3,120.9 billion yen in FY2008 compared with FY2007, and operating income increased by 138.8 billion yen, or 118.0%, to 256.4 billion yen in FY2008 compared with FY2007. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

         Other (Central and South America, Oceania and Africa):

               Net revenues in other regions increased by 371.4 billion yen, or
          19.3 %, to 2,294.1 billion yen in FY2008 compared with FY2007, and operating income increased by 60.4 billion yen, or 72.4%, to 143.9 billion yen in FY2008 compared with FY2007. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.


                                 Consolidated 2

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3. Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2008

          Toyota Motor Corporation ("TMC") deems the benefit of its shareholders as one of its priority management policies and continuously strives to increase per-share earnings, through aggressively promoting its business while improving and strengthening its corporate foundations. With respect to the payment of dividends, TMC aims to achieve a consolidated dividend payout ratio of 30% at an early stage, as well as to strive for continuous growth of dividend per share, while giving due consideration to factors such as business results for each term and new investment plans. Furthermore, TMC repurchases its own shares to improve capital efficiency and to respond appropriately to changes in the business environment.

          As TMC anticipates the continued growth of worldwide automotive markets, TMC will utilize its internal funds to invest in improvement of product performance and development of next-generation technologies to achieve future growth, to develop production and sales networks in both domestic and overseas markets for further expansion of its global business and to expand into new business areas, while securing a solid management foundation.

          TMC pays dividends twice a year -- an interim dividend and a year-end dividend --, and in order to secure an opportunity to directly seek shareholders' opinions, TMC will treat payments of year-end dividends as a matter to be resolved at TMC's 104th ordinary general shareholders' meeting, even though TMC's articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors. Similarly, TMC will treat repurchase of its own shares as a matter to be resolved at TMC's 104th ordinary general shareholders' meeting.

          As for dividends, in addition to the increase in interim dividends declared in November 2007 by 15 yen per share to 65 yen per share, TMC plans to increase the year-end dividends by 5 yen per share to 75 yen per share. As a result, on an annual basis, the dividends will be 140 yen per share, which is 20 yen higher than in the previous year, and the consolidated dividend payout ratio for FY2008 would be 25.9%.

          Also, in accordance with the policy mentioned above, TMC repurchased 49 million of its own shares during FY2008 at an aggregate cost of 317.0 billion yen (excluding fractional shares repurchased in accordance with shareholders' requests to purchase).


                                 Consolidated 3

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.   Forecast of Financial Results for FY2009

          Although we expect overall steady growth of the world economy to continue mainly in resource-rich countries and emerging countries, we face a variety of risks in the future business environment, including further slowdown of the economy in the United States, fluctuations in exchange rates and the stock market, and higher energy and raw material prices. It is also necessary to pay close attention to higher downside risk of the Japanese economy whose recovery is at a standstill. In the automotive industry, especially in resource-rich countries and emerging countries which are expected to continue to grow, competition with respect to compact cars and low-price cars is becoming increasingly fierce among leading global and regional auto makers. In addition, environmental regulations are being strengthened throughout the world and environmental awareness is on the rise, leading to intense global competition in the development of technologies and the introduction of new products.

          Under these circumstances, current forecast of consolidated financial results for the next fiscal year ending March 2009 is set forth below. This forecast assumes average exchange rates through the fiscal year of 100 yen per US$1 and 155 yen per 1 euro.


         Forecast of consolidated results for FY2009

         Net revenues                                25,000.0 billion yen  (a decrease of 4.9%  compared with FY2008)
         Operating income                             1,600.0 billion yen  (a decrease of 29.5% compared with FY2008)
          Income before income taxes,                 1,700.0 billion yen  (a decrease of 30.2% compared with FY2008)
            minority interest and equity in
            earnings of affiliated
            companies
         Net income                                   1,250.0 billion yen  (a decrease of 27.2% compared with FY2008)


          These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

          When using forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements in the Financial Summary on the inside cover.


                                 Consolidated 4

                        OVERVIEW OF ASSOCIATED COMPANIES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

          "Overview of Associated Companies" has been omitted, as there were no significant changes from the "Organizational Structure (Description of Business)" or the "Overview of Affiliated Companies" in the most recent Securities Report (filed on June 25, 2007).













                                 Consolidated 5

                                MANAGEMENT POLICY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Toyota's Basic Management Policy

          "Management Policy" has been omitted, as there were no significant changes from the matters disclosed in the "Financial Summary" for the fiscal year ended March 31, 2007 (released on May 9, 2007).

       The aforementioned information is available on the following Web sites.

       Toyota Web site:
       http://www.toyota.co.jp
       -----------------------
       Tokyo Stock Exchange Group, Inc. Web site (listed company search page):
          http://www.tse.or.jp/listing/compsearch/index.html (Japanese only)
          --------------------------------------------------


2.   Medium- and Long-term Management Strategy

          To put in place a solid foundation while continuing to achieve further growth, Toyota Group will make combined efforts to address the following agenda.

          First, one short-term issue is the stimulation of the Japanese market through the introduction of market-creating products that anticipate customer needs and the implementation of demand-generating strategies that will promote stronger interest in automobiles. Overseas, on the other hand, we will make every effort to ensure the smooth start up of our new plants, meet the needs of resource-rich countries and emerging countries, and through further development of the foundation of production, purchasing, and sales structures, promote corporate activities that are rooted in the local regions.

          With respect to quality, by implementing "jikotei kanketsu (the concept of defect-free process completion to ensure that no defective product leaves any production process)", we will strive to maintain and enhance quality at the world's highest level and raise cost competitiveness to support high-quality and sustainable growth. Further, based on the belief that the development of human resources is fundamental to corporate competitiveness, Toyota is engaged in the training of highly-creative personnel that will pass on Toyota's manufacturing technologies, skills and values to the next generation.

          Medium- to long-term challenges include achieving sustainability in 3 areas--"Technology", "Manufacturing" and "Social Contribution".

          First, with respect to "Technology", we will make even greater efforts on development of cutting-edge technologies and commercialization related to the environment, energy and safety. Specifically, we are working towards the practical use of plug-in hybrid vehicles that can be charged from household power supplies and focusing on developing diesel engines by strengthening our alliance with Isuzu Motors Limited. We are also focusing more on the development of next-generation batteries that can be used in a variety of ways, the use of biofuel as an alternative fuel source, and the development of fuel cell vehicles. In non-automotive fields, Toyota plans to further contribute to society and the earth through technological innovations, including the development of partner robots designed to function as personal assistants.

          Second, with regard to "Manufacturing", we are reinforcing our "sustainable plant initiatives" which include the installation of innovative production lines that can achieve dramatic increase in productivity and energy savings by using renewable natural energy sources such as solar or wind power.

          Finally, in the concept of our "Social Contribution", we are undertaking social contribution activities from a global perspective in 4 fields--environment, traffic safety, human resources development and arts/culture and achieving a harmonious society--to create a prosperous society and achieve sustainable social development, with the goal of being a good corporate citizen.

          By addressing these agenda, Toyota is working to enhance its corporate value as a company with energy and dignity and maintain growth in harmony with society rooted in "manufacturing" over the 21st century. Toyota fulfills its social responsibilities by carrying out its Corporate Social Responsibility (CSR) through philanthropic activities undertaken through corporate ethics including full compliance with applicable laws and regulations.

                                 Consolidated 6

                        CONSOLIDATED PRODUCTION AND SALES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Production

                                                                                         (Units)
------------------------------------------------------------------------------------------------
                                              FY2007                  FY2008            Increase
                                        (April 2006 through    (April 2007 through     (Decrease)
                                            March 2007)            March 2008)
------------------------------------------------------------------------------------------------

                       Japan                 5,100,823              5,160,293           59,470
------------------------------------------------------------------------------------------------

                    North America            1,204,676              1,267,639           62,963
-----------  -----------------------------------------------------------------------------------

                       Europe                  709,263                710,895            1,632
-----------  -----------------------------------------------------------------------------------
Vehicles
  (new)                 Asia                   754,960                961,207          206,247
-----------  -----------------------------------------------------------------------------------

                        Other                  411,229                447,166           35,937
-----------  -----------------------------------------------------------------------------------

                   Overseas total            3,080,128              3,386,907          306,779
-----------  -----------------------------------------------------------------------------------

                       Total                 8,180,951              8,547,200          366,249
------------------------------------------------------------------------------------------------

              Houses (Japan)                     5,621                  5,123             (498)
------------------------------------------------------------------------------------------------

Note: 1. The total production of vehicles (new) includes 855,579 units in FY2007 and 865,866 units in FY2008 of Daihatsu brand vehicles (including OEM production), and 99,511 units in FY2007 and 110,279 units in FY2008 of Hino brand vehicles.
      2. "Other" consists of Central and South America, Oceania and Africa.

2.   Sales (by destination)

                                                                                         (Units)
------------------------------------------------------------------------------------------------
                                              FY2007                  FY2008            Increase
                                        (April 2006 through    (April 2007 through     (Decrease)
                                            March 2007)            March 2008)
------------------------------------------------------------------------------------------------

                       Japan                 2,273,152              2,188,389          (84,763)
------------------------------------------------------------------------------------------------

                    North America            2,942,661              2,958,314           15,653
-----------  -----------------------------------------------------------------------------------

                       Europe                1,223,628              1,283,793           60,165
-----------  -----------------------------------------------------------------------------------
Vehicles
  (new)                 Asia                   789,637                956,509          166,872
-----------  -----------------------------------------------------------------------------------

                        Other                1,295,581              1,526,934          231,353
-----------  -----------------------------------------------------------------------------------

                   Overseas total            6,251,507              6,725,550          474,043
-----------  -----------------------------------------------------------------------------------

                       Total                 8,524,659              8,913,939          389,280
------------------------------------------------------------------------------------------------

              Houses (Japan)                     5,807                  5,431             (376)
------------------------------------------------------------------------------------------------

Note: 1. The total sales of vehicles (new) include 771,296 units in FY2007 and 785,321 units in FY2008 of Daihatsu brand vehicles, and 101,880 units in FY2007 and 111,784 units in FY2008 of Hino brand vehicles.
      2. "Other" consists of Central and South America, Oceania, Africa and the Middle East, etc.

                                 Consolidated 7

                     BREAKDOWN OF CONSOLIDATED NET REVENUES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                           (Amounts are rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------
                                                      FY2007                   FY2008             Increase
                                                (April 2006 through     (April 2007 through      (Decrease)
                                                    March 2007)             March 2008)
-----------------------------------------------------------------------------------------------------------

      Vehicles                                       18,751,807              20,723,588         1,971,781
-----------------------------------------------------------------------------------------------------------

       Parts & components for overseas                  334,619                 342,244             7,625
         production
-----------------------------------------------------------------------------------------------------------

      Parts                                           1,551,969               1,785,684           233,715
-----------------------------------------------------------------------------------------------------------

      Other                                           1,275,773               1,308,738            32,965
-----------------------------------------------------------------------------------------------------------

 Total Automotive                                    21,914,168              24,160,254         2,246,086
-----------------------------------------------------------------------------------------------------------

 Financial services                                   1,277,994               1,468,730           190,736
-----------------------------------------------------------------------------------------------------------

 Housing                                                155,843                 143,594           (12,249)
-----------------------------------------------------------------------------------------------------------

 Telecommunications                                      59,611                  56,220            (3,391)
-----------------------------------------------------------------------------------------------------------

 Other                                                  540,475                 460,442           (80,033)
-----------------------------------------------------------------------------------------------------------

 Total                                               23,948,091              26,289,240         2,341,149
-----------------------------------------------------------------------------------------------------------

 Note:  The amounts represent net revenues from external customers.


                                 Consolidated 8

                        CONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                              (Amounts are rounded to the nearest million yen)
------------------------------------------------------- ------------------------ ------------------------- -------------------
                                                                FY2007                    FY2008                Increase
                                                          (April 2006 through      (April 2007 through         (Decrease)
                                                              March 2007)              March 2008)
------------------------------------------------------- ------------------------ ------------------------- -------------------


Net revenues :                                                      23,948,091              26,289,240            2,341,149
   Sales of products                                                22,670,097              24,820,510            2,150,413
   Financing operations                                              1,277,994               1,468,730              190,736
Costs and expenses :                                                21,709,408              24,018,865            2,309,457
   Cost of products sold                                            18,356,255              20,452,338            2,096,083
   Cost of financing operations                                        872,138               1,068,015              195,877
   Selling, general and administrative                               2,481,015               2,498,512               17,497
Operating income                                                     2,238,683               2,270,375               31,692
Other income (expense) :                                               143,833                 166,847               23,014
   Interest and dividend income                                        131,939                 165,676               33,737
   Interest expense                                                    (49,326)                (46,113)               3,213
   Foreign exchange gain, net                                           33,005                   9,172              (23,833)
   Other income, net                                                    28,215                  38,112                9,897
Income before income taxes, minority interest and                    2,382,516               2,437,222               54,706
   equity in earnings of affiliated companies
Provision for income taxes                                             898,312                 911,495               13,183
Income before minority interest and equity in                        1,484,204               1,525,727               41,523
   earnings of affiliated companies
Minority interest in consolidated subsidiaries                         (49,687)                (77,962)             (28,275)
Equity in earnings of affiliated companies                             209,515                 270,114               60,599
Net income                                                           1,644,032               1,717,879               73,847
------------------------------------------------------- ------------------------ ------------------------- -------------------

                                                                                                                         (Yen)
------------------------------------------------------- ------------------------ ------------------------- -------------------
Net income per share - Basic                                           512.09                    540.65               28.56

Net income per share - Diluted
                                                                       511.80                    540.44               28.64
------------------------------------------------------- ------------------------ ------------------------- -------------------


                                 Consolidated 9

                           CONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                   (Amounts are rounded to the nearest million yen)
---------------------------------------------------------- ------------------------- ----------------------- ---------------------
                                                                    FY2007                   FY2008                Increase
                                                            (As of March 31, 2007)   (As of March 31, 2008)       (Decrease)
---------------------------------------------------------- ------------------------- ----------------------- ---------------------
                         Assets
Current assets :                                                       11,880,411               12,086,227              205,816
   Cash and cash equivalents                                            1,900,379                1,628,547             (271,832)
   Time deposits                                                           26,709                  134,773              108,064
   Marketable securities                                                  435,463                  542,210              106,747
   Trade accounts and notes receivable,                                 2,023,818                2,040,233               16,415
      less allowance for doubtful accounts
   Finance receivables, net                                             4,108,139                4,301,142              193,003
   Other receivables                                                      486,170                  523,533               37,363
   Inventories                                                          1,803,956                1,825,716               21,760
   Deferred income taxes                                                  551,503                  563,220               11,717
   Prepaid expenses and other current assets                              544,274                  526,853              (17,421)
Noncurrent finance receivables, net                                     5,894,925                5,974,756               79,831
Investments and other assets :                                          7,035,404                6,585,335             (450,069)
   Marketable securities and other securities investments               3,829,852                3,429,238             (400,614)
   Affiliated companies                                                 2,058,177                2,098,556               40,379
   Employees receivables                                                   96,742                   70,776              (25,966)
   Other                                                                1,050,633                  986,765              (63,868)
Property, plant and equipment :                                         7,764,039                7,812,002               47,963
   Land                                                                 1,233,137                1,262,034               28,897
   Buildings                                                            3,444,764                3,580,607              135,843
   Machinery and equipment                                              9,184,751                9,270,650               85,899
   Vehicles and equipment on operating leases                           2,890,369                2,922,325               31,956
   Construction in progress                                               349,465                  360,620               11,155
   Less - Accumulated depreciation                                     (9,338,447)              (9,584,234)            (245,787)
---------------------------------------------------------- ------------------------- ----------------------- ---------------------
                      Total assets                                     32,574,779               32,458,320             (116,459)
---------------------------------------------------------- ------------------------- ----------------------- ---------------------


                                 Consolidated 10

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                  (Amounts are rounded to the nearest million yen)
---------------------------------------------------------- ------------------------ ------------------------ ---------------------
                                                                   FY2007                   FY2008                 Increase
                                                           (As of March 31, 2007)   (As of March 31, 2008)        (Decrease)
---------------------------------------------------------- ------------------------ ------------------------ ---------------------
                     Liabilities
Current liabilities :                                                  11,767,170              11,940,742               173,572
   Short-term borrowings                                                3,497,391               3,552,721                55,330
   Current portion of long-term debt                                    2,368,116               2,675,431               307,315
   Accounts payable                                                     2,211,586               2,212,773                 1,187
   Other payables                                                         807,481                 806,514                  (967)
   Accrued expenses                                                     1,668,337               1,606,964               (61,373)
   Income taxes payable                                                   421,196                 305,592              (115,604)
   Other current liabilities                                              793,063                 780,747               (12,316)
Long-term liabilities :                                                 8,343,273               7,991,384              (351,889)
   Long-term debt                                                       6,263,585               5,981,931              (281,654)
   Accrued pension and severance costs                                    640,586                 632,297                (8,289)
   Deferred income taxes                                                1,312,400               1,099,006              (213,394)
   Other long-term liabilities                                            126,702                 278,150               151,448
                    Total liabilities                                  20,110,443              19,932,126              (178,317)

     Minority interest in consolidated subsidiaries                       628,244                 656,667                28,423

                  Shareholders' equity
   Common stock                                                           397,050                 397,050                    -
   Additional paid-in capital                                             497,593                 497,569                   (24)
   Retained earnings                                                   11,764,713              12,408,550               643,837
   Accumulated other comprehensive income (loss)                          701,390                (241,205)             (942,595)
   Treasury stock, at cost                                             (1,524,654)             (1,192,437)              332,217
               Total shareholders' equity                              11,836,092              11,869,527                33,435
---------------------------------------------------------- ------------------------ ------------------------ ---------------------
       Total liabilities and shareholders' equity                      32,574,779              32,458,320              (116,459)
---------------------------------------------------------- ------------------------ ------------------------ ---------------------



                                 Consolidated 11

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(1) FY2007 (April 2006 through March 2007)                    (Amounts are rounded to the nearest million yen)
----------------------------------------- ------------ ------------ ------------ ----------------- ----------- ----------------
                                            Common      Additional   Retained      Accumulated     Treasury         Total
                                             stock       paid-in     earnings         other          stock,     shareholders'
                                                         capital                  comprehensive     at cost        equity
                                                                                      income
----------------------------------------- ------------ ------------ ------------ ----------------- ----------- ----------------

Balances at March 31, 2006                    397,050      495,250   10,459,788           437,316  (1,228,955)      10,560,449
                                          ------------ ------------ ------------ ----------------- ----------- ----------------
Issuance during the year                                     2,343                                                       2,343
Comprehensive income :
   Net income                                                         1,644,032                                      1,644,032
   Other comprehensive income
     Foreign currency translation                                                         130,746                      130,746
       adjustments
     Unrealized gains on securities,
       net of reclassification                                                             38,800                       38,800
       adjustments
     Minimum pension liability                                                              3,499                        3,499
       adjustments
   Total comprehensive income                                                                                        1,817,077
Adjustment to initially apply                                                              91,029                       91,029
   FAS No.158
Dividends paid                                                         (339,107)                                      (339,107)
Purchase and reissuance of common stock                                                              (295,699)        (295,699)
                                          ------------ ------------ ------------ ----------------- ----------- ----------------
Balances at March 31, 2007                    397,050      497,593   11,764,713           701,390  (1,524,654)      11,836,092
----------------------------------------- ------------ ------------ ------------ ----------------- ----------- ----------------

(2) FY2008 (April 2007 through March 2008)                    (Amounts are rounded to the nearest million yen)
----------------------------------------- ------------ ------------ ------------ ----------------- ----------- ----------------
                                            Common      Additional   Retained      Accumulated     Treasury         Total
                                             stock       paid-in     earnings         other          stock,     shareholders'
                                                         capital                  comprehensive     at cost        equity
                                                                                      income
                                                                                      (loss)
----------------------------------------- ------------ ------------ ------------ ----------------- ----------- ----------------

Balances at March 31, 2007                    397,050      497,593   11,764,713           701,390  (1,524,654)      11,836,092
                                          ------------ ------------ ------------ ----------------- ----------- ----------------
Issuance during the year                                     3,475                                                       3,475
Comprehensive income :
   Net income                                                         1,717,879                                      1,717,879
   Other comprehensive income
     Foreign currency translation                                                        (461,189)                    (461,189)
       adjustments
     Unrealized gains on securities,
       net of reclassification                                                           (347,829)                    (347,829)
       adjustments
     Pension liability adjustments                                                       (133,577)                    (133,577)
   Total comprehensive income                                                                                          775,284
Dividends paid                                                         (430,860)                                      (430,860)
Purchase and reissuance of common stock                                                              (314,464)        (314,464)
Retirement of common stock                                  (3,499)    (643,182)                      646,681                -
                                          ------------ ------------ ------------ ----------------- ----------- ----------------
Balances at March 31, 2008                    397,050      497,569   12,408,550          (241,205) (1,192,437)      11,869,527
----------------------------------------- ------------ ------------ ------------ ----------------- ----------- ----------------

                                 Consolidated 12

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                              (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------- ---------------------------- ---------------------------
                                                                                 FY2007                       FY2008
                                                                           (April 2006 through         (April 2007 through
                                                                               March 2007)                 March 2008)
---------------------------------------------------------------------- ---------------------------- ---------------------------

Cash flows from operating activities :
   Net income                                                                         1,644,032                    1,717,879
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                    1,382,594                    1,491,135
      Provision for doubtful accounts and credit losses                                  71,862                      122,790
      Pension and severance costs, less payments                                        (32,054)                     (54,341)
      Loss on disposal of fixed assets                                                   50,472                       45,437
      Unrealized losses on available-for-sale securities, net                             4,614                       11,346
      Deferred income taxes                                                             132,308                       81,458
      Minority interest in consolidated subsidiaries                                     49,687                       77,962
      Equity in earnings of affiliated companies                                       (209,515)                    (270,114)
      Changes in operating assets and liabilities and other                             144,173                     (241,928)
---------------------------------------------------------------------- ---------------------------- ---------------------------
                            Net cash provided by operating activities                 3,238,173                    2,981,624
---------------------------------------------------------------------- ---------------------------- ---------------------------

Cash flows from investing activities :
      Additions to finance receivables                                               (7,489,096)                  (8,647,717)
      Collection of and proceeds from sales of finance receivables                    6,274,744                    7,332,697
      Additions to fixed assets excluding equipment leased to others                 (1,425,814)                  (1,480,570)
      Additions to equipment leased to others                                        (1,264,381)                  (1,279,405)
      Proceeds from sales of fixed assets excluding equipment                            64,421                       67,551
       leased to others
      Proceeds from sales of equipment leased to others                                 321,761                      375,881
      Purchases of marketable securities and security investments                    (1,068,205)                  (1,151,640)
      Proceeds from sales of and maturity of marketable securities                      825,171                      987,410
       and security investments
      Payment for additional investments in affiliated companies,                        (1,651)                      (4,406)
       net of cash acquired
      Changes in investments and other assets and other                                 (51,328)                     (74,687)
---------------------------------------------------------------------- ---------------------------- ---------------------------
                                Net cash used in investing activities                (3,814,378)                  (3,874,886)
---------------------------------------------------------------------- ---------------------------- ---------------------------

Cash flows from financing activities :
      Purchase of common stock                                                         (295,699)                    (311,667)
      Proceeds from issuance of long-term debt                                        2,890,000                    3,349,812
      Payments of long-term debt                                                     (1,726,823)                  (2,310,008)
      Increase in short-term borrowings                                                 353,397                      408,912
      Dividends paid                                                                   (339,107)                    (430,860)
---------------------------------------------------------------------- ---------------------------- ---------------------------
                            Net cash provided by financing activities                   881,768                      706,189
---------------------------------------------------------------------- ---------------------------- ---------------------------
Effect of exchange rate changes on cash and cash equivalents                             25,429                      (84,759)
---------------------------------------------------------------------- ---------------------------- ---------------------------
Net increase (decrease) in cash and cash equivalents                                    330,992                     (271,832)
---------------------------------------------------------------------- ---------------------------- ---------------------------
Cash and cash equivalents at beginning of year                                        1,569,387                    1,900,379
---------------------------------------------------------------------- ---------------------------- ---------------------------
Cash and cash equivalents at end of year                                              1,900,379                    1,628,547
---------------------------------------------------------------------- ---------------------------- ---------------------------

      Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

                                 Consolidated 13

                              SEGMENT INFORMATION

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Segment Operating Results and Assets

     (1) FY2007 (April 2006 through March 2007)

                                                                            (Amounts are rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                                           Intersegment
                                 Automotive      Financial Services      All Other      Elimination and/or     Consolidated
                                                                                        Unallocated Amount
----------------------------------------------------------------------------------------------------------------------------
  Net revenues :
  (1) Sales to external          21,914,168           1,277,994             755,929                  -         23,948,091
       customers
  (2) Intersegment sales             13,838              22,554             567,802           (604,194)                 -
       and transfers
          Total                  21,928,006           1,300,548           1,323,731           (604,194)        23,948,091
----------------------------------------------------------------------------------------------------------------------------
  Operating expenses             19,889,178           1,142,053           1,284,052           (605,875)        21,709,408
----------------------------------------------------------------------------------------------------------------------------
  Operating income                2,038,828             158,495              39,679              1,681          2,238,683
----------------------------------------------------------------------------------------------------------------------------
  Assets                         13,297,362          13,735,434           1,459,965          4,082,018         32,574,779
----------------------------------------------------------------------------------------------------------------------------
  Investment in equity            1,664,938             303,271                   -             59,072          2,027,281
    method investees
----------------------------------------------------------------------------------------------------------------------------
  Depreciation expenses             950,762             402,876              28,956                  -          1,382,594
----------------------------------------------------------------------------------------------------------------------------
  Capital expenditure             1,570,875           1,122,564              47,948            (51,192)         2,690,195
----------------------------------------------------------------------------------------------------------------------------


2) FY2008 (April 2007 through March 2008)

                                                                            (Amounts are rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                                           Intersegment
                                 Automotive      Financial Services      All Other      Elimination and/or     Consolidated
                                                                                        Unallocated Amount
----------------------------------------------------------------------------------------------------------------------------
  Net revenues :
  (1) Sales to external          24,160,254           1,468,730             660,256                  -         26,289,240
       customers
  (2) Intersegment sales             17,052              29,624             686,699           (733,375)                 -
       and transfers
          Total                  24,177,306           1,498,354           1,346,955           (733,375)        26,289,240
----------------------------------------------------------------------------------------------------------------------------
  Operating expenses             22,005,401           1,411,860           1,313,875           (712,271)        24,018,865
----------------------------------------------------------------------------------------------------------------------------
  Operating income                2,171,905              86,494              33,080            (21,104)         2,270,375
----------------------------------------------------------------------------------------------------------------------------
  Assets                         13,593,025          13,942,372           1,273,560          3,649,363         32,458,320
----------------------------------------------------------------------------------------------------------------------------
  Investment in equity            1,777,956             235,166                   -             52,656          2,065,778
    method investees
----------------------------------------------------------------------------------------------------------------------------
  Depreciation expenses           1,050,541             409,725              30,869                  -          1,491,135
----------------------------------------------------------------------------------------------------------------------------
  Capital expenditure             1,546,524           1,149,842              56,439              7,170          2,759,975
----------------------------------------------------------------------------------------------------------------------------

Note: Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2007 and FY2008 are 4,758,410 million yen and 4,352,498 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

                                 Consolidated 14

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1) Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                                               (Amounts are rounded to the nearest million yen)
------------------------------------------------------ ------------------------ ------------------------- ---------------------
                                                              FY2007                    FY2008                  Increase
                                                        (April 2006 through      (April 2007 through           (Decrease)
                                                            March 2007)              March 2008)
------------------------------------------------------ ------------------------ ------------------------- ---------------------
             (Non-financial services)
  Net revenues                                                    22,679,078               24,831,172              2,152,094
  Costs and expenses :                                            20,592,375               22,640,552              2,048,177
     Cost of revenues                                             18,361,641               20,459,061              2,097,420
     Selling, general and administrative                           2,230,734                2,181,491                (49,243)
  Operating income                                                 2,086,703                2,190,620                103,917
  Other income, net                                                  145,570                  176,417                 30,847
  Income before income taxes,                                      2,232,273                2,367,037                134,764
    minority interest and equity in earnings
    of affiliated companies
  Provision for income taxes                                         844,797                  889,660                 44,863
  Income before minority interest and equity in                    1,387,476                1,477,377                 89,901
    earnings of affiliated companies
  Minority interest in consolidated subsidiaries                     (49,513)                 (73,543)               (24,030)
  Equity in earnings of affiliated companies                         193,130                  268,025                 74,895
  Net income                                                       1,531,093                1,671,859                140,766
------------------------------------------------------ ------------------------ ------------------------- ---------------------
               (Financial services)
  Net revenues                                                     1,300,548                1,498,354                197,806
  Costs and expenses :                                             1,142,053                1,411,860                269,807
     Cost of revenues                                                879,203                1,075,972                196,769
     Selling, general and administrative                             262,850                  335,888                 73,038
  Operating income                                                   158,495                   86,494                (72,001)
  Other expenses, net                                                 (8,171)                 (16,265)                (8,094)
  Income before income taxes,
    minority interest and equity in earnings                         150,324                   70,229                (80,095)
    of affiliated companies
  Provision for income taxes                                          53,548                   21,904                (31,644)
  Income before minority interest and equity in                       96,776                   48,325                (48,451)
    earnings of affiliated companies
  Minority interest in consolidated subsidiaries                        (174)                  (4,419)                (4,245)
  Equity in earnings of affiliated companies                          16,385                    2,089                (14,296)
  Net income                                                         112,987                   45,995                (66,992)
------------------------------------------------------ ------------------------ ------------------------- ---------------------
                   (Elimination)
  Elimination of net income                                              (48)                      25                     73
------------------------------------------------------ ------------------------ ------------------------- ---------------------
                  (Consolidated)
  Net income                                                       1,644,032                1,717,879                 73,847
------------------------------------------------------ ------------------------ ------------------------- ---------------------

                                 Consolidated 15

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business


                                                                               (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                               FY2007                    FY2008               Increase
                                                       (As of March 31, 2007)    (As of March 31, 2008)      (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
                      Assets
             (Non-financial services)
  Current assets :                                           7,614,395                 7,579,372               (35,023)
      Cash and cash equivalents                              1,714,722                 1,473,101              (241,621)
      Marketable securities                                    433,434                   526,801                93,367
      Trade accounts and notes receivable,                   2,044,729                 2,077,491                32,762
         less allowance for doubtful accounts
      Inventories                                            1,803,956                 1,825,716                21,760
      Prepaid expenses and other current assets              1,617,554                 1,676,263                58,709

  Investments and other assets                               6,464,204                 6,064,286              (399,918)
  Property, plant and equipment                              5,689,383                 5,773,370                83,987
-------------------------------------------------------------------------------------------------------------------------------
                       Total                                19,767,982                19,417,028              (350,954)
-------------------------------------------------------------------------------------------------------------------------------
               (Financial services)
  Current assets :                                           5,062,377                 5,265,431               203,054
      Cash and cash equivalents                                185,657                   155,446               (30,211)
      Marketable securities                                      2,029                    15,409                13,380
      Finance receivables, net                               4,108,139                 4,301,142               193,003
      Prepaid expenses and other current assets                766,552                   793,434                26,882

  Noncurrent finance receivables, net                        5,894,925                 5,974,756                79,831
  Investments and other assets                                 703,476                   663,553               (39,923)
  Property, plant and equipment                              2,074,656                 2,038,632               (36,024)
-------------------------------------------------------------------------------------------------------------------------------
                       Total                                13,735,434                13,942,372               206,938
-------------------------------------------------------------------------------------------------------------------------------
                   (Elimination)
               Elimination of assets                          (928,637)                 (901,080)               27,557
-------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
                        Total assets                        32,574,779                32,458,320              (116,459)
-------------------------------------------------------------------------------------------------------------------------------

Note: Assets in the non-financial services include unallocated corporate assets.

                                 Consolidated 16

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                         (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                 FY2007                   FY2008               Increase
                                                         (As of March 31, 2007)   (As of March 31, 2008)      (Decrease)
-------------------------------------------------------------------------------------------------------------------------
                     Liabilities
              (Non-financial services)
  Current liabilities :                                         6,390,381                6,106,722             (283,659)
      Short-term borrowings                                       726,822                  725,563               (1,259)
      Current portion of long-term debt                           249,750                  183,879              (65,871)
      Accounts payable                                          2,212,598                2,211,507               (1,091)
      Accrued expenses                                          1,537,918                1,478,249              (59,669)
      Income taxes payable                                        404,388                  299,048             (105,340)
      Other current liabilities                                 1,258,905                1,208,476              (50,429)

  Long-term liabilities :                                       2,150,596                1,885,494             (265,102)
      Long-term debt                                              537,887                  391,303             (146,584)
      Accrued pension and severance costs                         636,221                  627,450               (8,771)
      Other long-term liabilities                                 976,488                  866,741             (109,747)
                        Total                                   8,540,977                7,992,216             (548,761)
-------------------------------------------------------------------------------------------------------------------------
                (Financial services)
  Current liabilities :                                         6,179,737                6,600,136              420,399
      Short-term borrowings                                     3,404,713                3,439,850               35,137
      Current portion of long-term debt                         2,189,367                2,511,719              322,352
      Accounts payable                                             16,286                   17,359                1,073
      Accrued expenses                                            135,106                  133,223               (1,883)
      Income taxes payable                                         16,808                    6,544              (10,264)
      Other current liabilities                                   417,457                  491,441               73,984

  Long-term liabilities :                                       6,318,861                6,241,304              (77,557)
      Long-term debt                                            5,851,882                5,726,042             (125,840)
      Accrued pension and severance costs                           4,365                    4,847                  482
      Other long-term liabilities                                 462,614                  510,415               47,801
                        Total                                  12,498,598               12,841,440              342,842
-------------------------------------------------------------------------------------------------------------------------
                    (Elimination)
             Elimination of liabilities                          (929,132)                (901,530)              27,602
                   (Consolidated)
                  Total liabilities                            20,110,443               19,932,126             (178,317)
-------------------------------------------------------------------------------------------------------------------------
                   (Consolidated)
          Minority interest in consolidated                       628,244                  656,667               28,423
                    subsidiaries
-------------------------------------------------------------------------------------------------------------------------
                Shareholders' equity
                   (Consolidated)
  Common stock                                                    397,050                  397,050                   -
  Additional paid-in capital                                      497,593                  497,569                  (24)
  Retained earnings                                            11,764,713               12,408,550              643,837
  Accumulated other comprehensive income(loss)                    701,390                 (241,205)            (942,595)
  Treasury stock, at cost                                      (1,524,654)              (1,192,437)             332,217
             Total shareholders' equity                        11,836,092               11,869,527               33,435
-------------------------------------------------------------------------------------------------------------------------
                   (Consolidated)
     Total liabilities and shareholders' equity                32,574,779               32,458,320             (116,459)
-------------------------------------------------------------------------------------------------------------------------

                                 Consolidated 17

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

                                                                              (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------- ------------------------- -------------------------
                                                                                    FY2007                    FY2008
                                                                             (April 2006 through       (April 2007 through
                                                                                 March 2007)               March 2008)
-------------------------------------------------------------------------- ------------------------- -------------------------
                        (Non-financial services)

  Cash flows from operating activities :
   Net income                                                                         1,531,093                 1,671,859
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                      979,718                 1,081,410
      Provision for doubtful accounts                                                      (841)                      357
      Pension and severance costs, less payments                                        (33,319)                  (54,868)
      Loss on disposal of fixed assets                                                   49,193                    44,993
      Unrealized losses on available-for-sale securities, net                             4,614                    11,346
      Deferred income taxes                                                              42,698                    80,027
      Minority interest in consolidated subsidiaries                                     49,513                    73,543
      Equity in earnings of affiliated companies                                       (193,130)                 (268,025)
      Changes in operating assets and liabilities and other                             182,548                  (220,217)
-------------------------------------------------------------------------- ------------------------- -------------------------
                                Net cash provided by operating activities             2,612,087                 2,420,425
-------------------------------------------------------------------------- ------------------------- -------------------------

  Cash flows from investing activities :
      Additions to fixed assets excluding equipment leased to others                 (1,414,468)               (1,472,422)
      Additions to equipment leased to others                                          (153,163)                 (137,711)
      Proceeds from sales of fixed assets excluding equipment leased                     56,040                    56,603
       to others
      Proceeds from sales of equipment leased to others                                 107,270                    80,944
      Purchases of marketable securities and security investments                      (889,008)                 (936,324)
      Proceeds from sales of and maturity of marketable securities and                  708,130                   789,366
        security investments
      Payment for additional investments in affiliated companies, net of                 (1,651)                   (4,406)
       cash acquired
      Changes in investments and other assets and other                                 (21,751)                  (44,891)
-------------------------------------------------------------------------- ------------------------- -------------------------
                                    Net cash used in investing activities            (1,608,601)               (1,668,841)
-------------------------------------------------------------------------- ------------------------- -------------------------

  Cash flows from financing activities :
      Purchase of common stock                                                         (295,699)                 (311,667)
      Proceeds from issuance of long-term debt                                           31,509                    17,162
      Payments of long-term debt                                                        (41,833)                 (226,561)
      Increase (Decrease) in short-term borrowings                                      (83,651)                   24,126
      Dividends paid                                                                   (339,107)                 (430,860)
-------------------------------------------------------------------------- ------------------------- -------------------------
                                    Net cash used in financing activities              (728,781)                 (927,800)
-------------------------------------------------------------------------- ------------------------- -------------------------
  Effect of exchange rate changes on cash and cash equivalents                           21,995                   (65,405)
-------------------------------------------------------------------------- ------------------------- -------------------------
  Net increase (decrease) in cash and cash equivalents                                  296,700                  (241,621)
-------------------------------------------------------------------------- ------------------------- -------------------------
  Cash and cash equivalents at beginning of year                                      1,418,022                 1,714,722
-------------------------------------------------------------------------- ------------------------- -------------------------
  Cash and cash equivalents at end of year                                            1,714,722                 1,473,101
-------------------------------------------------------------------------- ------------------------- -------------------------

                                 Consolidated 18

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                             (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------- ------------------------- -------------------------
                                                                                    FY2007                    FY2008
                                                                             (April 2006 through       (April 2007 through
                                                                                 March 2007)               March 2008)
-------------------------------------------------------------------------- ------------------------- -------------------------
                         (Financial services)

  Cash flows from operating activities :
   Net income                                                                           112,987                   45,995
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                      402,876                  409,725
      Provision for doubtful accounts and credit losses                                  72,703                  122,433
      Pension and severance costs, less payments                                          1,265                      527
      Loss on disposal of fixed assets                                                    1,279                      444
      Deferred income taxes                                                              89,643                    1,500
      Minority interest in consolidated subsidiaries                                        174                    4,419
      Equity in earnings of affiliated companies                                        (16,385)                  (2,089)
      Changes in operating assets and liabilities and other                             125,700                  215,218
-------------------------------------------------------------------------- ------------------------- -------------------------
                                Net cash provided by operating activities               790,242                  798,172
-------------------------------------------------------------------------- ------------------------- -------------------------

  Cash flows from investing activities :
      Additions to finance receivables                                              (14,192,154)             (16,644,139)
      Collection of and proceeds from sales of finance receivables                   12,814,669               15,095,380
      Additions to fixed assets excluding equipment leased to others                    (11,346)                  (8,148)
      Additions to equipment leased to others                                        (1,111,218)              (1,141,694)
      Proceeds from sales of fixed assets excluding equipment leased to                   8,381                   10,948
      others
      Proceeds from sales of equipment leased to others                                 214,491                  294,937
      Purchases of marketable securities and security investments                      (179,197)                (215,316)
      Proceeds from sales of and maturity of marketable securities and                  117,041                  198,044
       security investments
      Changes in investments and other assets and other                                  15,250                   23,024
-------------------------------------------------------------------------- ------------------------- -------------------------
                                    Net cash used in investing activities            (2,324,083)              (2,386,964)
-------------------------------------------------------------------------- ------------------------- -------------------------

  Cash flows from financing activities :
      Proceeds from issuance of long-term debt                                        2,897,028                3,364,351
      Payments of long-term debt                                                     (1,694,407)              (2,156,709)
      Increase in short-term borrowings                                                 362,078                  370,293
-------------------------------------------------------------------------- ------------------------- -------------------------
                                Net cash provided by financing activities             1,564,699                1,577,935
-------------------------------------------------------------------------- ------------------------- -------------------------
  Effect of exchange rate changes on cash and cash equivalents                            3,434                  (19,354)
-------------------------------------------------------------------------- ------------------------- -------------------------
  Net increase (decrease) in cash and cash equivalents                                   34,292                  (30,211)
-------------------------------------------------------------------------- ------------------------- -------------------------
  Cash and cash equivalents at beginning of year                                        151,365                  185,657
-------------------------------------------------------------------------- ------------------------- -------------------------
  Cash and cash equivalents at end of year                                              185,657                  155,446
-------------------------------------------------------------------------- ------------------------- -------------------------

-------------------------------------------------------------------------- ------------------------- -------------------------
                            (Consolidated)
  Effect of exchange rate changes on cash and cash equivalents                           25,429                  (84,759)
-------------------------------------------------------------------------- ------------------------- -------------------------
  Net increase (decrease) in cash and cash equivalents                                  330,992                 (271,832)
-------------------------------------------------------------------------- ------------------------- -------------------------
  Cash and cash equivalents at beginning of year                                      1,569,387                1,900,379
-------------------------------------------------------------------------- ------------------------- -------------------------
  Cash and cash equivalents at end of year                                            1,900,379                1,628,547
-------------------------------------------------------------------------- ------------------------- -------------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

                                 Consolidated 19

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.   Geographic Information

(1) FY2007 (April 2006 through March 2007)

                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Intersegment
                                                                                                       Elimination
                             Japan      North America      Europe           Asia          Other           and/or      Consolidated
                                                                                                       Unallocated
                                                                                                          Amount
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues :
  (1) Sales to
       external
       customers            8,152,884      8,771,495       3,346,013      1,969,957      1,707,742               -     23,948,091
  (2) Intersegment
       sales and            6,662,398        258,278         196,180        255,571        215,000      (7,587,427)             -
       transfers
        Total              14,815,282      9,029,773       3,542,193      2,225,528      1,922,742      (7,587,427)    23,948,091
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses       13,358,036      8,580,140       3,404,810      2,107,933      1,839,245      (7,580,756)    21,709,408
------------------------------------------------------------------------------------------------------------------------------------
  Operating income          1,457,246        449,633         137,383        117,595         83,497          (6,671)     2,238,683
====================================================================================================================================
  Assets                   12,992,379     10,890,157       2,917,183      1,563,742      1,575,255       2,636,063     32,574,779
------------------------------------------------------------------------------------------------------------------------------------


(2) FY2008 (April 2007 through March 2008)

                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Intersegment
                                                                                                       Elimination
                             Japan      North America      Europe           Asia          Other           and/or      Consolidated
                                                                                                       Unallocated
                                                                                                          Amount
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues :
  (1) Sales to
       external
       customers            8,418,620      9,248,950       3,802,814      2,790,987      2,027,869               -     26,289,240
  (2) Intersegment
       sales and            6,897,192        174,308         190,620        329,839        266,268      (7,858,227)             -
       transfers
        Total              15,315,812      9,423,258       3,993,434      3,120,826      2,294,137      (7,858,227)    26,289,240
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses       13,875,526      9,117,906       3,851,863      2,864,470      2,150,159      (7,841,059)    24,018,865
------------------------------------------------------------------------------------------------------------------------------------
  Operating income          1,440,286        305,352         141,571        256,356        143,978         (17,168)     2,270,375
====================================================================================================================================
  Assets                   12,883,255     10,779,947       3,125,572      1,792,681      1,703,533       2,173,332     32,458,320
------------------------------------------------------------------------------------------------------------------------------------

Note: 1.Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2007 and FY2008 are 4,758,410 million yen and 4,352,498 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

      2."Other" consists of Central and South America, Oceania and Africa.

                                 Consolidated 20

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.   Overseas Sales

(1) FY2007 (April 2006 through March 2007)

                                                                              (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------
                            North America            Europe                Asia                Other               Total
------------------------------------------------------------------------------------------------------------------------------
  Overseas sales               9,039,560            3,345,001            2,248,031           3,168,580           17,801,172
------------------------------------------------------------------------------------------------------------------------------
  Consolidated sales                   -                    -                    -                   -           23,948,091
------------------------------------------------------------------------------------------------------------------------------
  Ratio of overseas                    %                    %                    %                   %                    %
    sales to
    consolidated sales              37.7                 14.0                  9.4                13.2                 74.3
------------------------------------------------------------------------------------------------------------------------------


(2) FY2008 (April 2007 through March 2008)

                                                                              (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------
                            North America            Europe                Asia                Other               Total
------------------------------------------------------------------------------------------------------------------------------
  Overseas sales               9,606,481            3,746,362            2,968,460           3,831,739           20,153,042
------------------------------------------------------------------------------------------------------------------------------
  Consolidated sales                   -                    -                    -                   -           26,289,240
------------------------------------------------------------------------------------------------------------------------------
  Ratio of overseas                    %                    %                    %                   %                    %
    sales to
    consolidated sales              36.5                 14.3                 11.3                14.6                 76.7
------------------------------------------------------------------------------------------------------------------------------

Note: "Other" consists of Central and South America, Oceania, Africa and the
      Middle East, etc.

                                 Consolidated 21

                       UNCONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                    (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------------
                                                         FY2007                FY2008               Increase
                                                   (April 2006 through   (April 2007 through       (Decrease)
                                                       March 2007)           March 2008)
----------------------------------------------------------------------------------------------------------------

Net sales                                                11,571,834            12,079,264            507,430
Cost of sales                                             9,233,135             9,779,276            546,141
      Gross profit                                        2,338,698             2,299,987            (38,711)
Selling, general and administrative expenses              1,187,776             1,191,387              3,611
      Operating income                                    1,150,921             1,108,600            (42,321)
Non-operating income                                        473,937               561,548             87,611
      Interest income                                        34,045                65,072             31,027
      Dividend income                                       311,830               375,554             63,724
      Others                                                128,061               120,920             (7,141)
Non-operating expenses                                       69,665                89,522             19,857
      Interest expenses                                      11,159                11,776                617
      Others                                                 58,505                77,745             19,240
      Ordinary income                                     1,555,193             1,580,626             25,433
      Income before income taxes                          1,555,193             1,580,626             25,433
      Income taxes - current                                474,600               399,300            (75,300)
      Income taxes - deferred                                20,483                43,182             22,699
      Net income                                          1,060,109             1,138,144             78,035
----------------------------------------------------------------------------------------------------------------

                                Unconsolidated 1

                          UNCONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------------------
                                                        FY2007                 FY2008                Increase
                                                (As of March 31,2007)  (As of March 31,2008)        (Decrease)
----------------------------------------------------------------------------------------------------------------------
                    Assets
Current assets                                         4,116,670              4,006,044               (110,626)
      Cash and deposits                                  182,855                 59,558               (123,297)
      Trade accounts receivable                        1,254,098              1,211,134                (42,964)
      Marketable securities                            1,011,348              1,063,032                 51,684
      Finished goods                                     126,793                141,468                 14,675
      Raw materials                                       46,001                 42,134                 (3,867)
      Work in process                                     97,592                 92,693                 (4,899)
      Supplies                                             8,113                  8,967                    854
      Short-term loans                                   541,452                515,159                (26,293)
      Deferred tax assets                                292,732                262,688                (30,044)
      Others                                             568,682                619,807                 51,125
      Less: allowance for doubtful accounts              (13,000)               (10,600)                 2,400

Fixed assets                                           6,544,498              6,429,760               (114,738)
    Property, plant and equipment                      1,358,160              1,463,669                105,509
      Buildings                                          414,044                418,457                  4,413
      Structures                                          41,316                 49,788                  8,472
      Machinery and equipment                            331,032                370,800                 39,768
      Vehicle and delivery equipment                      21,092                 26,882                  5,790
      Tools, furniture and fixtures                       92,957                109,694                 16,737
      Land                                               385,450                393,312                  7,862
      Construction in progress                            72,266                 94,732                 22,466

    Investments and other assets                       5,186,338              4,966,090               (220,248)
      Investments in securities                        2,595,932              2,318,707               (277,225)
      Investments in subsidiaries and                  1,974,239              1,979,011                  4,772
      affiliates
      Long-term loans                                    473,766                442,706                (31,060)
      Deferred tax assets                                      -                 45,549                 45,549
      Others                                             164,099                202,614                 38,515
      Less: allowance for doubtful accounts              (21,700)               (22,500)                  (800)
----------------------------------------------------------------------------------------------------------------------
                     Total                            10,661,169             10,435,805               (225,364)
----------------------------------------------------------------------------------------------------------------------


                                Unconsolidated 2

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                     (Million yen; amounts less than one million yen are omitted)
-----------------------------------------------------------------------------------------------------------------
                                                        FY2007                 FY2008                Increase
                                                (As of March 31,2007)  (As of March 31,2008)        (Decrease)
-----------------------------------------------------------------------------------------------------------------
                 Liabilities
Current liabilities                                    2,730,572              2,571,686               (158,886)
      Trade notes payable                                  1,227                  1,216                    (11)
      Trade accounts payable                           1,035,441              1,060,961                 25,520
      Current portion of bonds                           150,000                100,000                (50,000)
      Other payables                                     467,229                466,544                   (685)
      Income taxes payable                               283,960                180,512               (103,448)
      Accrued expenses                                   549,152                504,426                (44,726)
      Deposits received                                  224,038                245,318                 21,280
      Others                                              19,523                 12,706                 (6,817)

Long-term liabilities                                    779,993                561,716               (218,277)
      Bonds                                              350,000                250,000               (100,000)
      Allowance for retirement benefits                  283,032                279,219                 (3,813)
      Deferred tax liabilities                           103,593                      -               (103,593)
      Others                                              43,367                 32,497                (10,870)
                            Total liabilities          3,510,565              3,133,403               (377,162)

                  Net assets
Shareholders' equity                                   6,593,724              6,986,746                393,022
  Common stock                                           397,049                397,049                      -
  Capital surplus                                        417,378                416,970                   (407)
     Capital reserve                                     416,970                416,970                      -
     Other capital surplus                                   407                      -                   (407)
  Retained earnings                                    7,335,143              7,385,407                 50,264
     Legal reserve                                        99,454                 99,454                      -
     Other retained earnings
        Reserve for losses on overseas                       117                     71                    (46)
        investments
        Reserve for special depreciation                   3,228                  2,453                   (775)
        Reserve for reduction of acquisition               7,554                  8,497                    943
        cost of fixed assets
        General reserve                                5,740,926              6,340,926                600,000
        Retained earnings carried forward              1,483,862                934,004               (549,858)
  Less: treasury stock                                (1,555,847)            (1,212,681)               343,166
 Valuation and translation adjustments                   555,708                311,472               (244,236)
  Net unrealized gains on other securities               554,947                310,604               (244,343)
  Deferred hedge gains or losses                             760                    867                    107
Stock acquisition rights                                   1,171                  4,183                  3,012
                             Total net assets          7,150,603              7,302,401                151,798
-----------------------------------------------------------------------------------------------------------------
                    Total                             10,661,169             10,435,805               (225,364)
-----------------------------------------------------------------------------------------------------------------


                                Unconsolidated 3

                     UNCONSOLIDATED STATEMENT OF CHANGES IN
                                   NET ASSETS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


FY 2007 (April 2006 through March 2007)                                 (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                          Shareholders' equity
            ------------------------------------------------------------------------------------------------------------------------
             Common    Capital surplus                             Retained earnings                           Treasury     Total
             stock  ----------------------- ------------------------------------------------------------------  stock       share-
                    Capital Other    Total   Legal              Other retained earnings               Total                holders'
                    reserve capital capital reserve ------------------------------------------------ retained               equity
                            surplus surplus          Reserve Reserve  Reserve    General  Retained   earnings
                                                       for     for      for      reserve  earnings
                                                     losses  special reduction            carried
                                                       on    depre-     of                forward
                                                    overseas ciation  acqui-
                                                    invest-           sition
                                                     ments            cost of
                                                                       fixed
                                                                      assets
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
Balance as
of March
31, 2006    397,049 416,970       - 416,970  99,454      197   3,196      6,586 5,340,926 1,164,506 6,614,868  (1,260,148)6,168,740
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
Changes
during the
fiscal year
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Reversal of
 reserve for
 losses on
 overseas
 investments                                             (79)                                    79
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Appropriation
 to reserve
 for special
 depreciation                                                    830                           (830)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Reversal of
 reserve for
 special
 depreciation                                                   (798)                           798
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Appropriation
 to reserve
 for reduction
 of acquisition
 cost of fixed
 assets                                                                     992                (992)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Reversal of
 reserve for
 reduction of
 acquisition
 cost of
 fixed assets                                                               (24)                 24
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Appropriation
 to general
 reserve                                                                          400,000  (400,000)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Dividends
 paid                                                                                      (339,107) (339,107)             (339,107)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Bonuses to
 directors
 and
 corporate
 auditors                                                                                      (727)     (727)                 (727)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Net income                                                                               1,060,109 1,060,109             1,060,109
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Purchase of
 common stock                                                                                                    (300,233) (300,233)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Reissuance
 of common
 stock                          407     407                                                                         4,534     4,942
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Net changes
 of items
 other than
 shareholders'
 equity
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
Total
changes
during the
fiscal year               -     407     407       -      (79)     31        967   400,000   319,355   720,275    (295,698)  424,984
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
Balance as
of March
31, 2007    397,049 416,970     407 417,378  99,454      117   3,228      7,554 5,740,926 1,483,862 7,335,143  (1,555,847)6,593,724
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------


-----------------------------------------------------------------------------------------------
                                Valuation and translation adjustments     Stock        Total
                              ----------------------------------------  acquisition     net
                                  Net        Deferred        Total        rights       assets
                              unrealized   hedge gains   valuation and
                               gains on     or losses     translation
                                 other                    adjustments
                              securities
-----------------------------------------------------------------------------------------------
Balance as of March 31, 2006      518,155            -         518,155         -      6,686,895
-----------------------------------------------------------------------------------------------
Changes during the fiscal
year
-----------------------------------------------------------------------------------------------
  Reversal of reserve for
  losses on overseas
  investments
-----------------------------------------------------------------------------------------------
  Appropriation to reserve
  for special depreciation
-----------------------------------------------------------------------------------------------
  Reversal of reserve for
  special depreciation
-----------------------------------------------------------------------------------------------
  Appropriation to reserve
  for reduction of
  acquisition cost of fixed
  assets
-----------------------------------------------------------------------------------------------
  Reversal of reserve for
  reduction of acquisition
  cost of fixed assets
-----------------------------------------------------------------------------------------------
  Appropriation to general
  reserve
-----------------------------------------------------------------------------------------------
  Dividends paid                                                                       (339,107)
-----------------------------------------------------------------------------------------------
  Bonuses to directors and                                                                 (727)
  corporate auditors
-----------------------------------------------------------------------------------------------
  Net income                                                                          1,060,109
-----------------------------------------------------------------------------------------------
  Purchase of common stock                                                             (300,233)
-----------------------------------------------------------------------------------------------
  Reissuance of common stock                                                              4,942
-----------------------------------------------------------------------------------------------
  Net changes of items
  other than shareholders'
  equity                           36,792          760          37,552     1,171         38,724
-----------------------------------------------------------------------------------------------
Total changes during the
fiscal year                        36,792          760          37,552     1,171        463,708
-----------------------------------------------------------------------------------------------
Balance as of March 31, 2007      554,947          760         555,708     1,171      7,150,603
-----------------------------------------------------------------------------------------------


                                Unconsolidated 4

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


FY2008 (April 2007 through March 2008)                                  (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                          Shareholders' equity
            ------------------------------------------------------------------------------------------------------------------------
             Common    Capital surplus                             Retained earnings                           Treasury     Total
             stock  ----------------------- ------------------------------------------------------------------  stock       share-
                    Capital Other    Total   Legal              Other retained earnings               Total                holders'
                    reserve capital capital reserve ------------------------------------------------ retained               equity
                            surplus surplus          Reserve Reserve  Reserve    General  Retained   earnings
                                                       for     for      for      reserve  earnings
                                                     losses  special reduction            carried
                                                       on    depre-     of                forward
                                                    overseas ciation  acqui-
                                                    invest-           sition
                                                     ments            cost of
                                                                       fixed
                                                                      assets
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
Balance as
of March
31, 2007    397,049 416,970     407 417,378  99,454      117   3,228      7,554 5,740,926 1,483,862 7,335,143  (1,555,847)6,593,724
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
Changes
during the
fiscal year
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Reversal of
 reserve for
 losses on
 overseas
 investments                                             (46)                                    46
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Appropriation
 to reserve
 for special
 depreciation                                                    493                           (493)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Reversal of
 reserve for
 special
 depreciation                                                 (1,269)                         1,269
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Appropriation
 to reserve
 for reduction
 of acquisition
 cost of fixed
 assets                                                                     970                (970)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Reversal of
 reserve for
 reduction of
 acquisition
 cost of
 fixed assets                                                               (27)                 27
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Appropriation
 to general
 reserve                                                                          600,000 ( 600,000)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Dividends
 paid                                                                                      (430,859) (430,859)             (430,859)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Net income                                                                               1,138,144 1,138,144             1,138,144
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Purchase of
 common stock                                                                                                    (317,595) (317,595)
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Reissuance
 of common
 stock                          231     231                                                                         3,101     3,332
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Retirement
 of common
 stock                         (638)   (638)                                               (657,021) (657,021)    657,660
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
 Net changes
 of items
 other than
 shareholders'
 equity
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
Total
changes
during the
fiscal year       -       -    (407)   (407)      -      (46)   (775)       943   600,000  (549,858)   50,264    343,166    393,022
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------
Balance as
of March
31, 2008    397,049 416,970       - 416,970  99,454       71   2,453      8,497 6,340,926   934,004 7,385,407  (1,212,681)6,986,746
----------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- --------- ----------- ---------


-----------------------------------------------------------------------------------------------
                                Valuation and translation adjustments     Stock        Total
                              ----------------------------------------  acquisition     net
                                  Net        Deferred        Total        rights       assets
                              unrealized   hedge gains   valuation and
                               gains on     or losses     translation
                                 other                    adjustments
                              securities
-----------------------------------------------------------------------------------------------
Balance as of March 31, 2007      554,947          760         555,708     1,171      7,150,603
-----------------------------------------------------------------------------------------------
Changes during the fiscal
year
-----------------------------------------------------------------------------------------------
  Reversal of reserve for
  losses on overseas
  investments
-----------------------------------------------------------------------------------------------
  Appropriation to reserve
  for special depreciation
-----------------------------------------------------------------------------------------------
  Reversal of reserve for
  special depreciation
-----------------------------------------------------------------------------------------------
  Appropriation to reserve
  for reduction of
  acquisition cost of fixed
  assets
-----------------------------------------------------------------------------------------------
  Reversal of reserve for
  reduction of acquisition
  cost of fixed assets
-----------------------------------------------------------------------------------------------
  Appropriation to general
  reserve
-----------------------------------------------------------------------------------------------
  Dividends paid                                                                       (430,859)
-----------------------------------------------------------------------------------------------
  Net income                                                                          1,138,144
-----------------------------------------------------------------------------------------------
  Purchase of common stock                                                             (317,595)
-----------------------------------------------------------------------------------------------
  Reissuance of common stock                                                              3,332
-----------------------------------------------------------------------------------------------
  Retirement of common stock
-----------------------------------------------------------------------------------------------
  Net changes of items           (244,343)         107        (244,236)    3,012       (241,224)
  other than shareholders'
  equity
-----------------------------------------------------------------------------------------------
Total changes during the         (244,343)         107        (244,236)    3,012        151,798
fiscal year
-----------------------------------------------------------------------------------------------
Balance as of March 31, 2008      310,604          867         311,472     4,183      7,302,401
-----------------------------------------------------------------------------------------------

                                Unconsolidated 5